UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zilian Road, Xinshi Dist., Tainan City 74148, Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himax Technologies, Inc. (Registrant)
Date: July 12, 2016	By:	/s/ JACKIE CHANG
Jackie Chang
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated July 12, 2016

99.2	Himax Technologies, Inc. Notice of Annual General Meeting of Members

99.3	Himax Technologies, Inc. Proxy Statement

99.4	Himax Technologies, Inc. 2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016